

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Brian L. Cantrell
Senior Vice President - Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

> **Re: Alliance Resource Partners LP**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 000-26823**

Dear Mr. Cantrell :

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Summary of Coal Mineral Resources and Reserves, page 58

1. We note your disclosures on pages 58 and 59 of the coal price ranges utilized in preparing your resource and reserve estimates. Please modify these disclosures to specify the prices utilized for each coal basin or market region associated with the resource and reserve estimates. See Item 1303(b)(3) of Regulation S-K.

2. Please expand your summary disclosures to include the resource and reserve estimates associated with your interests in Mid-America Carbonates

Henderson/Union Property, page 60

3. We note that the Henderson-Union and River View properties overlap though we expect that different coal seams are associated with your estimates of resources and reserves. If this is correct, please include a statement along with these disclosures to clarify that the

estimates of resources and reserves are distinct and separate, without any overlap in estimation, even though the mineral and property rights may overlap or have a common surface expression. See Item 1304(f)(2) of Regulation S-K.

Geology and Reserves, page 64

4.   We note that you do not include estimates of mineral resources with all of your estimates of mineral reserves. Please disclose the circumstances underlying the absence of resources in each instance. For example, clarify whether measured and indicated resources associated with the properties were all converted to reserves and if inferred resources were not determined explain the reasons. See Item 1304(f)(2) of Regulation S-K.

Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5
Section 1 - Executive Summary, page ES-1

5.   We have identified various incremental requirements that pertain to the technical summary reports in the remaining comments of this letter. Please discuss these observations with the qualified persons. We expect that you will need to obtain and file revised reports from the engineering firm to address these concerns.

6.   We note that quantities corresponding to your disclosures of resources on page 62 of the filing have been labeled as proven and probable in the report tabulation on page 1 of Exhibit 96.1, thereby indicating these are reserves rather than resources. This section of the report should be corrected to utilize the applicable terminology.

7.   We note that mineral resource estimates are not provided with all of the mineral reserve estimates in the reports at Exhibits 96.1, 96.2, 96.3, 96.4 and 96.5. The language in Sections 11 and 12 should clarify, where applicable, the circumstances underlying the absence or limited quantification of resource estimates.

       For example, incremental details should clarify whether the measured and indicated resources were quantified and then converted to reserves in preparing the reserve estimates and indicate the reasons inferred resources were not determined or reported. See Item 601(b)(96)(iii)(B)(11)(i) and (12)(i) of Regulation S-K.

Section 3 - Property Description, page ES-3

8.   As the Henderson-Union and River View properties are shown to overlap geographically, Section 3.1 of Exhibits 96.1 and 96.2 should be expanded to clarify if the estimates of resources and reserves correspond to distinct and separate coal seams, without any overlap in estimation. See Item 601(b)(96)(iii)(B)(3)(i) and (vi) of Regulation S-K.

Section 11 - Mineral Resource Estimates, page ES-11

9.   We note that estimates of resources are presented in Section 11.4 of Exhibits 96.1 and 96.3 without describing the economic basis. This section should include the assumptions utilized by the qualified person in forming a view on economic viability, including the

prices at which product is expected to be sold, and the mining, processing, and general and administrative costs that are expected to be incurred, which collectively establish an economic basis for the estimates. See Item 1302(d) of Regulation S-K.

Section 13 - Mining Methods, page ES-13

10.   We note that quantities identified as raw tons are reported in Section 13.2 of Exhibits 96.2, 96.3, 96.4 and 96.5. This section should clarify whether the raw tons reported in the tabulations represent mined coal tonnage prior to cleaning at the preparation plants; and include the historical mined tonnage/preparation plant production, and estimated metallurgical or preparation plant recovery factors used to determine your resources/reserves. See Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Section 19 - Economic Analysis, page ES-19

11.   We note that Federal and State income taxes have been excluded by the qualified person in determining the economic cash flows associated with the coal deposits. Therefore, it appears that the assessments of economic viability and the resulting estimates of reserves would need to be revised to reflect expectations regarding the applicable Federal and State income taxes in order to yield estimates that are consistent with our reserve definitions. See Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

12.   We note that a cash flow summary is provided for your various mining projects in Section 19.1 of Exhibits 96.2, 96.3, 96.4 and 96.5. This section should also include annual cash flow forecasts that are based on your annual production schedule for the life of the projects, including line items such as revenues, operating costs, capital expenditures, royalties, taxes, and any other items that must be considered in projecting after tax cash flows. See Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Ken Schuler, Mine Engineer, at (202) 551 - 3718 or Karl Hiller, Branch Chief, at (202) 551 - 3686 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation